UMAX GROUP CORP.

Stawisinskiego 4G/78, Torun, 87-100, Poland

Phone: + 48 601 212 388,

umax.group.pl@gmail.com

November 14, 2011

United States

Securities and Exchange Commission

Washington, DC 20549

ATTENTION: Angie Kim

Re: Umax Group Corp.

       Amendment #6 to

       Registration Statement on Form S-1

       Filed on: October 20, 2011

       File No. 333 -174334

Dear Ms. Kim:

In response to our phone conversation on November 8, 2011 we file consent from our independent auditors in the Amendment #7 to Registration Statement on Form S-1.

Please direct any further comments or questions you may have to us at umax.group.pl@gmail.com or to the company's legal counsel Mr. Luis Carrillo at:

Carrillo, Huettel & Zouvas, LLP

3033 Fifth Ave. Suite 400

San Diego, CA 92103

TEL: 619.546.6100

FAX: 619.546.6060

Email: lcarrillo@chzllp.com

Thank you.

Sincerely,

/S/ Rafal Lewandowski

Rafal Lewandowski, President